September 16, 2024

John Lorbiecki
Chief Financial Officer
Aclarion, Inc.
8181 Arista Place, Suite 100
Broomfield, CO 80021

       Re: Aclarion, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2024
           File No. 333-276648
Dear John Lorbiecki:

        We have conducted a limited review of your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note that you are offering up to 1,450,000 shares of your common stock for resale by White Lion Capital, compared to the 2,500,000 shares that you initially registered pursuant to this registration statement, which was declared effective on February 1, 2024.
       We also note your disclosure on page 63 that "[you] are filing this registration statement to register for resale additional shares of [y]our common stock as [you] have already sold all shares covered by the Initial Registration Statement." Please clarify whether you are registering additional shares of your common stock, and if so, file a new registration statement to register the additional shares or provide us with your analysis as to why you are eligible to register the additional shares on this post-effective amendment. If you are not registering additional shares of your common stock, please revise your disclosures, including on page 63, to disclose that you are not registering additional securities and to note the number of shares of your common stock that have been sold pursuant to this registration statement, and in connection with the White Lion equity line agreement.
 September 16, 2024
Page 2
2. We note your disclosure that on April 8, 2024, you received a written notice from Nasdaq indicating that you are not in compliance with the bid price requirement set forth in
       Nasdaq Listing Rule 5550(a)(2), and that on August 22, 2024, you received a subsequent letter from Nasdaq indicating that you are also not in compliance with the stockholders equity requirement set forth in Nasdaq Listing Rule 5550(b)(1). Please revise your cover page to note that Nasdaq had originally intended to suspend trading of your common stock on September 3, 2024, and clarify when you requested an appeal before the Nasdaq
       Panel. Please also discuss any updates regarding the appeal.
Exhibits

3.     Please amend your filing to provide a signed consent from Haynie &
Company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   James H. Carroll